

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 1, 2010

via U.S. mail and facsimile

Mr. Brian Lin, CEO
China Fire & Security Group, Inc.
B-2502 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE:** **China Fire & Security Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 1-33588**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

General

1. In future filings, please disclose the dollar amount of backlog believed to be firm, as of a recent date, and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the

current fiscal year and the period over which you expect to realize backlog. Please refer to Item 101(C)(viii) of Regulation S-K. In this regard, we note your reference to "large backlog" in your presentation filed as an exhibit to the Form 8-K filed on September 14, 2010.

Our Marketing Efforts, page 9

2. Your disclosure indicates that you have signed an additional two OEM manufacturing agreements with another two multinational companies under confidential terms. If sales to either multinational company equal 10% or more of China Fire & Safety Group's consolidated revenues and the loss of that company would have a material adverse effect on China Fire & Safety Group and its subsidiaries taken as a whole, disclose in future filings the name of that company and its relationship, if any, with China Fire & Safety Group or its subsidiaries. See Item 101(c)(1)(vii) of Regulation S-K. Additionally, file the agreement with that company as an exhibit in future filings. See Item 601(b)(10) of Regulation S-K.

Material and Parts Supply, page 9

3. We note that you enter into long-term contracts with certain of your suppliers to lock in prices. Please clarify your disclosure in future filings to state whether your long-term supply contracts contain minimum purchase requirements. To the extent that you do have unconditional purchase obligations, please provide the disclosures required by ASC 440-10-50-4 and 440-10-50-5. Finally, please also include these contractual obligations in your MD&A disclosure in accordance with Item 303(A)(5) of Regulation S-K in future filings.

Item 1A. Risk Factors, page 11

Our Common Stock may be considered to be a "penny stock"…, page 20

4. It does not appear that China Fire & Safety Group's common stock is a penny stock. If China Fire & Safety Group's common stock is not a penny stock, remove this risk factor in future filings.

Item 3. Legal Proceedings, page 21

5. In future filings, when describing material legal proceedings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought. Please refer to Item 103 of Regulation S-K.

Mr. Lin
China Fire & Security Group, Inc.
October 1, 2010
Page 3

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Critical Accounting Policies and Estimates, page 24

6. The disclosures you have provided for each of your identified critical estimates
appear to provide investors with a discussion as to how you are accounting for these
items in accordance with US GAAP rather than providing investors with an
understanding as to what the critical estimates being made are and how the
uncertainty associated with those estimates may impact your consolidated financial
statements. In future filings, please revise the disclosures for each of your critical
estimates made in preparing your consolidated financial statements to comply with
the guidance in Section 501.14 of the Financial Reporting Codification. Please
ensure your disclosures sufficiently explain to investors what the critical estimate is;
the uncertainties associated with the critical estimates; the methods and assumptions
used the make the critical estimates, including an explanation as to how you arrived at
the assumptions used; the events or transactions that could materially impact the
assumptions made; and how reasonably likely changes to those assumptions could
impact your consolidated financial statements. Please provide investors with
quantified information to the extent meaningful and available.

Results of Operations, page 27

7. We note that you introduced new products during fiscal year 2009 and are working
towards expanding your business into new markets/industries. We note that you may
not be able to recognize the same gross margins on these new markets/industries as
you earn from your current markets/industries. In future filings, please provide
investors with an understanding as to how the introduction of new products and entry
into new markets/industries has impacted your revenues and gross margins. Please
refer to Item 303(A)(3) of Regulation S-K for guidance.

8. With reference to your discussion and analysis of gross margin of system contracting
projects, please clarify in future filings whether the projects from the iron and steel
industry typically use your self-manufactured proprietary products and the other
industries in which you service typically use a third-party manufactured proprietary
products. If this is not the case, please provide investors with a better understanding
as to why the total solutions contracts in the iron and steel industry executed during
fiscal year 2009 included the use of a higher percentage of your self-manufactured
proprietary products, which resulted in a higher gross margin for fiscal year 2009.
Please also disclose the percentage of your sales that relate to the iron and steel
industry, the traditional power generation industry, the petrochemical industry, and

the nuclear power industry to allow investors to better understand your contracting mix for each period presented. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

9. With reference to your discussion and analysis of gross margin of product sales, we note that the decline relates to a lower percentage of self-manufactured proprietary products being sold. We further note that this trend has continued into the first half of fiscal year 2010 to a much greater extent. In future filings, please provide investors with a better understanding as to why there has been a shift in sales from the products that you manufacture to products that are manufactured by third parties. Please also disclose the percentage of product sales that relate to self-manufactured proprietary products, and the percentage of product sales that relate to third party products. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 32

10. We note that accounts receivable, net includes $3.2 million related to your maintenance services. We further note that you recognized $2.9 million in revenues for your maintenance services during fiscal year 2009. Please ensure your discussion and analysis of the collectability of accounts receivable, net includes a detailed discussion about these receivables. Please also provide us with an understanding as to how you determined that the revenues for your maintenance services met the criteria for recognition. Please refer to ASC 605-10-25-1(a) and 605-10-S99-1 for guidance.

11. We note that costs and estimated earnings in excess of billings (CIEB) is 30% of total current assets as of December 31, 2009. We also note that CIEB significantly increased as of December 31, 2009, compared to December 31, 2008. Given the significance of this line item to your liquidity, please provide investors with a more comprehensive understanding as to how you determined that CIEB is realizable. Specifically, your discussion and analysis should disclose to investors the amount that was subsequently billed to customers. If a material portion of CIEB was not subsequently billed, provide an explanation as to why. For any material amounts of CIEB related to claims and unapproved change orders, provide investors with a detailed explanation as to why you believe such amounts are collectible. Please refer to Article 5-02(c)(4) of Regulation S-X, Item 303 of Regulation S-K, and Sections 206.02.a., 206.02.b.ii., and 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Item 8. Financial Statements and Supplementary Data, page 34

Quarterly Data (Unaudited), page 35

12. In future filings, please include net income attributable to controlling interest. Please refer to Item 302(A)(1) of Regulation S-K. Please also include disclosures for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. In this regard, we note that the gross margin recognized for the fourth quarter of fiscal year 2008 significantly exceeds the gross margin recognized for the fourth quarter of fiscal year 2009. Refer to Item 302(A)(2) of Regulation S-K for guidance.

Item 11. Executive Compensation, page 41

Compensation Table, page 45

13. Supplementally, please reconcile the amounts recorded in this table under option and restricted stock awards columns with the disclosure on page 43. For instance, we note the disclosure on page 43 that Mr. Yuan was not awarded equity pay in 2009. Please also explain how the grant date fair value was computed.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 48

14. In future filings in accordance with Item 404(b) of Regulation S-K, please describe the registrant's policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

Signatures, page 50

15. China Fire & Safety Group's controller or principal accounting officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

Note 2 – Summary of significant accounting policies, page F-7

16. In future filings, please include your accounting policy for changes in estimates as it relates to the percentage-of-completion method. Please also disclose the impact of

Mr. Lin
China Fire & Security Group, Inc.
October 1, 2010
Page 6

      any material changes in estimates to your consolidated financial statements to the extent material. Please refer to ASC 605-35-25-85, 605-35-26, 605-35-50-9, and 205-10-50-4 for guidance. Please provide us with the disclosures you intend to include in future filings.

17. We note your disclosures that one of your subsidiaries, Hua An Limited, sells software to your other subsidiaries. Further, it appears that your other subsidiaries use this software within your products. Finally, it appears as though you also offer your customers monitoring services related to your products and/or system contracting projects. Please provide us with a detailed analysis of your consideration of the guidance in ASC 985-605 (i.e., SOP 97-2) and ASC 605-25 (i.e., EITF 00-21) with regards to the impact these elements of your products and services has on your revenue recognition accounting policy. In addition to this analysis, please also provide us with your analysis as to the impact adoption of ASU 2009-13 and ASU 2009-14 on January 1, 2011, will have on your revenue recognition accounting policy. Finally, please provide us with the changes you intend to make to your current revenue recognition accounting policy to address the impact of the software elements of your products and/or services and monitoring services to revenue recognition.

Note 10 – Income taxes, page F-26

18. In future filings, please disclose the types of expenses that are not deductible for tax purposes given the impact these permanent differences had on the effective tax rate for fiscal year 2009.

Note 16 – Commitments and contingencies, page F-33

19. In future filings, please expand your conclusion regarding the materiality of your litigation matters as it relates to your liquidity and financial position. To the extent that the ultimate resolutions could have a material impact on your liquidity and/or financial position, please revise your disclosures to state the amount or range by which your consolidated financial statements could be impacted above the amount of provision recognized, if any. Please refer to ASC 450-20-50-3 to 450-20-50-8 for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

General

20. We note your reference to a report of independent registered public accounting firm at the bottom of your consolidated balance sheets. Article 10-01(d) of Regulation S-X requires a report of the accountant on the review to be included in the 10-Q when

you reference the review. Please confirm that you will provide a report for your independent registered public accounting firm in the 10-Q, when you make reference to such report in the 10-Q.

Note 2 – Summary of significant accounting policies, page 8

21. We note that during fiscal year 2010 you issued stock based compensation for services rendered, which is 12.1% of operating income for the six months ended June 30, 2010. We assume that these services were provided by non-employees. If correct, please include your accounting policy for these transactions in future filings. Please refer to ASC 505-50 for guidance. Please provide us with the disclosures you intend to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 36

22. We note that one major customer represented 60% of your sales for the three months ended March 31, 2010, and 33% of your sales for the three months ended June 30, 2010, which is a significant increase over the 10% of fiscal year 2009 sales from one major customer. Given the significant increase in the reliance on one customer for your operating results, please provide investors in future filings with a detailed understanding as to the reasons for the significant increase in sales to one customer along with your expectations for the continued reliance on the one customer in future reporting periods. Please refer to Item 303(A)(3) of Regulation S-K, Instruction 3 to Item 303(A) of Regulation S-K, Sections 501.02 and 501.12.b. of the Financial Reporting Codification for guidance.

23. We note that you attributed the decline in product sales to delays in contract signing and execution from the iron and steel industry. However, we further note that product sales comprised 48 executed contracts in the three months ended June 30, 2010, compared to 40 executed contracts in the three months ended June 30, 2009. As such, it is unclear how your explanation fully explains to investors the decline in product sales. Please ensure that your discussion and analysis provides investors with the full picture of the material factors contributing to the operating results of each period presented. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources,

24. We note that the increases in the accounts receivable and in the unbilled costs and earnings accounts had a material adverse impact on your 2010 operating cash flows.

Specifically, even though sales for the second quarter of fiscal year 2010 were flat, these accounts increased by an aggregate $21.9 million, which reduced your reported operating cash flows by 125%. Further, the $89.7 million aggregate account balance as of June 30, 2010, exceeds the total revenue recognized in the preceding 12 months, suggesting that your last 12 months of sales are largely uncollected. The only explanation in the filing appears to be the sentence on page 41 referencing "delays in payment" due to "industry weakness". However, the extent and severity of these "delays" is not disclosed. Please quantify for us the extent to which any of the revenues recognized in the preceding 12 months have actually been collected as of June 30, 2010.

25. If any material portion of the revenues recognized in the last 12 months were collected as of June 30, 2010, then apparently the accounts receivable and/or the unbilled costs and earnings accounts include items over one year old. If this is the case, then please tell us and disclose in future filings the amount that is expected to be collected in more than one year. See also the corresponding disclosures required by Article 5-02.3(c)(4) of Regulation S-X.

26. Given the disclosure on page 36 concerning three month collection terms, please provide an aging schedule of your $44 million gross accounts receivable balance showing the amounts outstanding for: under 3 months; 3-6 months; 6-12 months; and over 1 year. Explain the circumstances surrounding any material accounts over three months old. This disclosure should also be provided in your future forms 10-Q and 10-K because it is necessary to a readers understanding of the adequacy of your loss allowance. In this regard, the utility of the loss allowance activity schedule on page F-14 of your 10-K is limited given that you apparently have never charged-off any accounts receivable. See Section 501.12.b.3 of the Financial Reporting Codification.

27. We note that the allowance for bad debts as of June 30, 2010, exceeds 16% of the gross receivables balance. There is a concern that readers may not understand the specific estimates and assumptions you used in assessing the adequacy of this allowance given that apparently no receivables have ever been charged-off. Please provide for us the specific analysis you performed in establishing the allowance balance as of June 30, 2010. This information should also be provided in your future filings pursuant to Section 501.14 of the Financial Reporting Codification.

28. Please identify for us the specific factors which have caused the substantial increase in your ratio of unbilled costs and earnings to quarterly revenues. In this regard, we note that the ratio has increased from 1.28 as of June 30, 2009, to 2.42 as of June 30, 2010. Unless there has been a material change in your standard customer contracts, it is unclear whether your revenue recognition policies are being consistently applied. This information should also be disclosed in your future filings pursuant to Item 303 of Regulation S-K.

29. The 33% increase in your aggregate accounts receivable and unbilled costs and
    earnings as of June 30, 2010, is materially disproportionate with the 19% increase in
    aggregate accounts payable and accrued liabilities. Please describe for us the extent
    to which you have any ability to mitigate the adverse liquidity impact of the delays in
    customer payments by effectively delaying your payments to suppliers. This
    information should also be disclosed in your future filings pursuant to Section
    501.13.b.1 of the Financial Reporting Codification.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you
have questions regarding comments on the financial statements and related matters.
Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence,
Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

   Sincerely,

   Terence O'Brien
   Accounting Branch Chief